UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70014

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/21__ AND ENDING __12/31/21__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Gray Oak Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__537 Steamboat Road, Suite 200__
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Halvorsen	(203) 987-0015	markh@grayoakcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Raich Ende Malter & Co. LLP__
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
6/23/04		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mark Halvorsen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Gray Oak Capital, LLC_____, as of __December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO_____



Notary Public

KATHERINE ZEVALLOS
Notary Public
Connecticut
My Commission Expires Jul 31, 2023

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GRAY OAK CAPITAL, LLC

Statement of Financial Condition

December 31, 2021

Filed Pursuant to Rule 17a-5 Under the
Securities and Exchange Act of 1934

PUBLIC DOCUMENT

GRAY OAK CAPITAL, LLC

CONTENTS:



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gray Oak Capital, LLC
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gray Oak Capital, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gray Oak Capital, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gray Oak Capital, LLC's management. Our responsibility is to express an opinion on Gray Oak Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gray Oak Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gray Oak Capital, LLC's auditor since 2019.
New York, New York
February 23, 2022

Gray Oak Capital, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	26,214
Due from broker-dealer		100,000
Prepaid expenses and deposits		8,001
Total Assets	$	134,215

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	3,022
Due to affiliate		610
Total Liabilities		3,632
Members' Equity		130,583
Total Liabilities and Members' Equity	$	134,215

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Gray Oak Capital, LLC (the "Company") was organized in Delaware in February 2017. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since April 2019.

The Company's primary business is referring stock loan business to other broker-dealers and introducing customers to prime brokers. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company did not have any cash and cash equivalent balances in excess of FDIC insurance limits.

Due From Broker

As of December 31, 2021, the Company has a cash balance with Interactive Brokers LLC in the amount of $100,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes. Instead, its earnings and losses are included in the Federal tax returns of its members and taxed depending on the members' tax situation. However, the Company is subject to the Connecticut pass-through entity-tax.

The Company adopted Accounting Standards Codification ("ASC") 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2021, the Company had no accrued interest or penalties related to uncertain tax positions.

Lease

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease is month-to-month.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified investment banking fees as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption. The Company did not have any accounts receivable balances as of December 31, 2020, and 2021, respectively.

3. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the affiliate entity were charged to the Company. Under the agreement, certain expenses of the affiliate entity such as rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company.

The balance due to affiliate of $610 on the accompanying statement of financial condition arose from this agreement. Amounts due to affiliate are not interest bearing and have no specified due date

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $122,582 which was $22,582 in excess of its required net capital of $100,000. At December 31, 2021, the percentage of aggregate indebtedness to net capital was 2.96%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2021.

6. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 23, 2022, the date this financial statement was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statements as of December 31, 2021.

7. GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a net loss from operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the members of the company have pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital for at least the next twelve months from the date of this financial statement.

8. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.